                SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C.   20549

                ---------------------------------

                          FORM 11-K

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended June 30, 1999

                             OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to __________ Commission file number _________

         ---------------------------------------------

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                   RETIREMENT SAVINGS PLAN
                    (Full Title of Plan)

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                1101 PENNSYLVANIA AVENUE, NW
                  WASHINGTON, D.C.  20004

     (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

         ---------------------------------------------

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                   RETIREMENT SAVINGS PLAN

         Financial Statements and Supplemental Schedules

                   June 26, 1999 and 1998

          (With Independent Auditors' Report Thereon)

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                   RETIREMENT SAVINGS PLAN

    Index to Financial Statements and Supplemental Schedules



                                                               Page

Independent Auditors' Report                                     1

Statement of Net Assets Available for Plan Benefits -
June 26, 1999                                                    2

Statement of Net Assets Available for Plan Benefits -
June 26, 1998                                                    3

Statement of Changes in Net Assets Available for Plan Benefits -
Year ended June 26, 1999                                         4

Statement of Changes in Net Assets Available for Plan Benefits -
Year ended June 26, 1998                                         5

Notes to Financial Statements                                    6

Schedules

1 Line 27a - Schedule of Investments Held at End of Plan Year -
June 26, 1999                                                   11

2 Line 27d - Schedule of Reportable Transactions -
Year ended June 26, 1999                                        12

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors' Report

The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of June 26, 1999 and 1998 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 1999 and 1998 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

November 12, 1999

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999



                                                 The Putnam
                                                   Fund for
                               Fixed Income      Growth and
Assets                                 Fund          Income

Investments:
Guaranteed investment
contracts                       $27,355,861               -
Mutual funds                              -      24,799,248
Harman International
Industries, Incorporated
common stock                              -               -
Money market funds                  293,664               -
Participant loans                         -               -

                                 27,649,525      24,799,248

Contributions receivable            730,595         470,067

Total assets                     28,380,120      25,269,315

Liabilities

Other liabilities                    10,678           9,578

Net assets available for
Plan benefits                   $28,369,442      25,259,737

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)


                                   Harman
                            International           George
                              Industries,           Putnam
                             Incorporated          Fund of
Assets                       Common Stock           Boston

Investments:
Guaranteed investment
contracts                      $        -                -
Mutual funds                            -        7,864,121
Harman International
Industries, Incorporated
common stock                    7,342,920                -
Money market funds                      -                -
Participant loans                       -                -

                                7,342,920        7,864,121

Contributions receivable          278,480          170,517

Total assets                    7,621,400        8,034,638

Liabilities

Other liabilities                   2,836            3,037

Net assets available for
Plan benefits                  $7,618,564        8,031,601

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)



                                   Putnam
                                Investors           Putnam
Assets                               Fund     Voyager Fund

Investments:
Guaranteed investment
contracts                     $         -                -
Mutual funds                    3,380,553       20,225,308
Harman International
Industries, Incorporated
common stock                            -                -
Money market funds                      -                -
Participant loans                       -                -

                                3,380,553       20,225,308

Contributions receivable          130,367          448,784

Total assets                    3,510,920       20,674,092

Liabilities

Other liabilities                   1,306            7,811

Net assets available for
Plan benefits                 $ 3,509,614       20,666,281

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)


                                                 Putnam
                                            Diversified
                                 Putnam      Income and
Assets                         OTC Fund      Trust Fund

Investments:
Guaranteed investment
contracts                   $         -               -
Mutual funds                  1,615,843         494,879
Harman International
Industries, Incorporated
common stock                          -               -
Money market funds                    -               -
Participant loans                     -               -

                              1,615,843         494,879

Contributions receivable        114,989          36,301

Total assets                  1,730,832         531,180

Liabilities

Other liabilities                   624             191

Net assets available for
Plan benefits               $ 1,730,208         530,989

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)


                                                 Putnam
                                 Putnam           Asset
                               Overseas      Allocation
Assets                      Growth Fund     Growth Fund

Investments:
Guaranteed investment
contracts                   $         -               -
Mutual funds                  1,561,282         358,689
Harman International
Industries, Incorporated
common stock                          -               -
Money market funds                    -               -
Participant loans                     -               -

                              1,561,282         358,689

Contributions receivable         75,258          29,367

Total assets                  1,636,540         388,056

Liabilities

Other liabilities                   603             139

Net assets available for
Plan benefits               $ 1,635,937         387,917

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)


                                Putnam           Putnam
                                 Asset            Asset
                            Allocation       Allocation
                              Balanced     Conservative
Assets                            Fund             Fund

Investments:
Guaranteed investment
contracts                    $       -                -
Mutual funds                   202,690          220,777
Harman International
Industries, Incorporated
common stock                         -                -
Money market funds                   -                -
Participant loans                    -                -

                               202,690          220,777

Contributions receivable        13,260           10,452

Total assets                   215,950          231,229

Liabilities

Other liabilities                   78               85

Net assets available for
Plan benefits                $ 215,872          231,144

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)


                                 Putnam
                                    New
                          Opportunities      Participant
Assets                             Fund        Loan Fund

Investments:
Guaranteed investment
contracts                   $         -                -
Mutual funds                  8,509,696                -
Harman International
Industries, Incorporated
common stock                          -                -
Money market funds                    -                -
Participant loans                     -              416

                              8,509,696              416

Contributions receivable        340,306                -

Total assets                  8,850,002              416

Liabilities

Other liabilities                 3,287                -

Net assets available for
Plan benefits               $ 8,846,715              416

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1999
                          (continued)



Assets                                  Total

Investments:
Guaranteed investment
contracts                         $ 27,355,861
Mutual funds                        69,233,086
Harman International
Industries, Incorporated
common stock                         7,342,920
Money market funds                     293,664
Participant loans                          416

                                   104,225,947

Contributions receivable             2,848,743

Total assets                       107,074,690

Liabilities

Other liabilities                       40,253

Net assets available for
Plan benefits                     $107,034,437

See accompanying notes to financial statements.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998


                                               The Putnam
                                                 Fund for
                             Fixed Income      Growth and
Assets                               Fund          Income

Investments:
Guaranteed investment
contracts                    $ 23,359,736               -
Mutual funds                            -      23,658,142
Harman International
Industries, Incorporated
common stock                            -               -
Money market funds                960,229               -
Participant loans                       -               -

                               24,319,965      23,658,142

Contributions receivable        1,000,455         793,622

Total assets                   25,320,420      24,451,764

Liabilities

Other liabilities                   1,569           1,527

Net assets available for
Plan benefits                $ 25,318,851      24,450,237

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                  Harman
                           International           George
                             Industries,           Putnam
                            Incorporated          Fund of
Assets                      Common Stock           Boston

Investments:
Guaranteed investment
contracts                    $         -                -
Mutual funds                           -        7,468,023
Harman International
Industries, Incorporated
common stock                   7,654,103                -
Money market funds                     -                -
Participant loans                      -                -

                               7,654,103        7,468,023

Contributions receivable         556,126          319,543

Total assets                   8,210,229        7,787,566

Liabilities

Other liabilities                    494              482

Net assets available for
Plan benefits                $ 8,209,735        7,787,084

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                 Putnam
                              Investors            Putnam
Assets                             Fund      Voyager Fund

Investments:
Guaranteed investment
contracts                   $         -                 -
Mutual funds                  1,693,184        17,304,275
Harman International
Industries, Incorporated
common stock                          -                 -
Money market funds                    -                 -
Participant loans                     -                 -

                              1,693,184        17,304,275

Contributions receivable        143,494           748,066

Total assets                  1,836,678        18,052,341

Liabilities

Other liabilities                   109             1,117

Net assets available for
Plan benefits               $ 1,836,569        18,051,224

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                                   Putnam
                                              Diversified
                                   Putnam      Income and
Assets                           OTC Fund      Trust Fund

Investments:
Guaranteed investment
contracts                     $         -               -
Mutual funds                    1,089,764         623,075
Harman International
Industries, Incorporated
common stock                            -               -
Money market funds                      -               -
Participant loans                       -               -

                                1,089,764         623,075

Contributions receivable          146,049          49,607

Total assets                    1,235,813         672,682

Liabilities

Other liabilities                      70              40

Net assets available for
Plan benefits                 $ 1,235,743         672,642

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                                 Putnam
                                  Putnam          Asset
                                Overseas     Allocation
Assets                       Growth Fund    Growth Fund

Investments:
Guaranteed investment
contracts                    $         -              -
Mutual funds                     986,906        212,974
Harman International
Industries, Incorporated
common stock                           -              -
Money market funds                     -              -
Participant loans                      -              -

                                 986,906        212,974

Contributions receivable          96,731         31,552

Total assets                   1,083,637        244,526

Liabilities

Other liabilities                     64             14

Net assets available for
Plan benefits                $ 1,083,573        244,512

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                  Putnam            Putnam
                                   Asset             Asset
                              Allocation        Allocation
                                Balanced      Conservative
Assets                              Fund              Fund

Investments:
Guaranteed investment
contracts                      $       -                 -
Mutual funds                     132,623            11,697
Harman International
Industries, Incorporated
common stock                           -                 -
Money market funds                     -                 -
Participant loans                      -                 -

                                 132,623            11,697

Contributions receivable          12,509             7,421

Total assets                     145,132            19,118

Liabilities

Other liabilities                      9                 1

Net assets available for
Plan benefits                  $ 145,123            19,117

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)


                                   Putnam
                                      New
                            Opportunities     Participant
Assets                               Fund       Loan Fund

Investments:
Guaranteed investment
contracts                     $         -               -
Mutual funds                    6,925,659               -
Harman International
Industries, Incorporated
common stock                            -               -
Money market funds                      -               -
Participant loans                       -           5,836

                                6,925,659           5,836

Contributions receivable          467,672               -

Total assets                    7,393,331           5,836

Liabilities

Other liabilities                     447               -

Net assets available for
Plan benefits                 $ 7,392,884           5,836

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
         Statement of Net Assets Available for Plan Benefits
                         June 26, 1998
                          (continued)



Assets                               Total

Investments:
Guaranteed investment
contracts                      $ 23,359,736
Mutual funds                     60,106,322
Harman International
Industries, Incorporated
common stock                      7,654,103
Money market funds                  960,229
Participant loans                     5,836

                                 92,086,226

Contributions receivable          4,372,847

Total assets                     96,459,073

Liabilities

Other liabilities                     5,943

Net assets available for
Plan benefits                  $ 96,453,130

See accompanying notes to financial statements.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999



                                                   The Putnam
                                                     Fund for
                                Fixed Income       Growth and
                                        Fund           Income

Employer contributions, net     $    262,737          679,718
Employee contributions             1,012,633        1,262,852
Fund transfers, net                3,453,770       (1,577,778)
Other additions (deletions),
net                                        -           12,293

                                   4,729,140          377,085

Investment income:
Interest and dividends             1,447,182        2,110,913
Net appreciation
(depreciation)                           267          741,228

Net investment income              1,447,449        2,852,141

Benefit payments                   3,108,445        2,407,862
Administrative expenses               17,553           11,864

                                   3,125,998        2,419,726

Net increase (decrease)            3,050,591          809,500

Net assets at beginning
of year                           25,318,851       24,450,237

Net assets at end of year       $ 28,369,442       25,259,737

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)


                                     Harman
                              International            George
                                Industries,            Putnam
                               Incorporated           Fund of
                               Common Stock            Boston

Employer contributions,
net                             $   411,107           246,723
Employee contributions              716,330           422,285
Fund transfers, net              (2,440,527)          (60,870)
Other additions (deletions),
net                                  (3,352)              712

                                 (1,316,442)          608,850

Investment income:
Interest and dividends               38,631           723,872
Net appreciation
(depreciation)                    1,420,880          (176,883)

Net investment income             1,459,511           546,989

Benefit payments                    729,521           907,406
Administrative expenses               4,719             3,916

                                    734,240           911,322

Net increase (decrease)            (591,171)          244,517

Net assets at beginning
of year                           8,209,735         7,787,084

Net assets at end of year       $ 7,618,564         8,031,601

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)


                                     Putnam
                                  Investors             Putnam
                                       Fund       Voyager Fund

Employer contributions, net     $   187,660            649,871
Employee contributions              434,717          1,303,794
Fund transfers, net               1,085,038           (557,582)
Other additions (deletions),
net                                     312              1,160

                                  1,707,727          1,397,243

Investment income:
Interest and dividends               73,740          1,237,022
Net appreciation
  (depreciation)                    361,848          1,611,688

Net investment income               435,588          2,848,710

Benefit payments                    468,345          1,620,952
Administrative expenses               1,925              9,944

                                    470,270          1,630,896

Net increase (decrease)           1,673,045          2,615,057

Net assets at beginning
of year                           1,836,569         18,051,224

Net assets at end of year       $ 3,509,614         20,666,281

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)


                                                        Putnam
                                                   Diversified
                                     Putnam         Income and
                                   OTC Fund         Trust Fund

Employer contributions, net     $   159,429             49,987
Employee contributions              312,997             86,036
Fund transfers, net                  82,762           (166,876)
Other additions (deletions),
net                                       -                  -

                                    555,188            (30,853)

Investment income:
Interest and dividends               43,087             42,758
Net appreciation
(depreciation)                       67,591            (64,727)

Net investment income               110,678            (21,969)

Benefit payments                    170,245             88,403
Administrative expenses               1,156                428

                                    171,401             88,831

Net increase (decrease)             494,465           (141,653)

Net assets at beginning
of year                           1,235,743            672,642

Net assets at end of year       $ 1,730,208            530,989

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)


                                    Putnam       Putnam Asset
                                  Overseas         Allocation
                               Growth Fund        Growth Fund

Employer contributions, net    $   110,041             49,791
Employee contributions             194,299             78,051
Fund transfers, net                214,664             15,637
Other additions (deletions),
net                                      -                  -

                                   519,004            143,479

Investment income:
Interest and dividends              35,466              7,476
Net appreciation
(depreciation)                     132,974             19,373

Net investment income              168,440             26,849

Benefit payments                   134,089             26,630
Administrative expenses                991                293

                                   135,080             26,923

Net increase (decrease)            552,364            143,405

Net assets at beginning
of year                          1,083,573            244,512

Net assets at end of year      $ 1,635,937            387,917

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)


                                                  Putnam Asset
                                Putnam Asset        Allocation
                                  Allocation      Conservative
                               Balanced Fund              Fund

Employer contributions, net        $  21,563            17,158
Employee contributions                37,429            29,275
Fund transfers, net                   17,826           172,811
Other additions (deletions),
  net                                      -                 -

                                      76,818           219,244

Investment income:
Interest and dividends                 5,294             4,721
Net appreciation (depreciation)        2,955               880

Net investment income                  8,249             5,601

Benefit payments                      14,124            12,651
Administrative expenses                  194               167

                                      14,318            12,818

Net increase (decrease)               70,749           212,027

Net assets at beginning
of year                              145,123            19,117

Net assets at end of year          $ 215,872           231,144

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)



                                         Putnam
                                            New
                                  Opportunities       Participant
                                           Fund         Loan Fund

Employer contributions, net         $   487,033                 -
Employee contributions                1,004,399                 -
Fund transfers, net                    (238,875)                -
Other additions (deletions),
net                                         935            (5,420)

                                      1,253,492            (5,420)

Investment income:
Interest and dividends                  245,491                 -
Net appreciation (depreciation)         732,580                 -

Net investment income                   978,071                 -

Benefit payments                        772,938                 -
Administrative expenses                   4,794                 -

                                        777,732                 -

Net increase (decrease)               1,453,831            (5,420)

Net assets at beginning
of year                               7,392,884             5,836

Net assets at end of year           $ 8,846,715               416

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1999
                          (continued)



                                                Total

Employer contributions, net             $   3,332,818
Employee contributions                      6,895,097
Fund transfers, net                                 -
Other additions (deletions),
net                                             6,640

                                           10,234,555

Investment income:
Interest and dividends                      6,015,653
Net appreciation (depreciation)             4,850,654

Net investment income                      10,866,307

Benefit payments                           10,461,611
Administrative expenses                        57,944

                                           10,519,555

Net increase (decrease)                    10,581,307

Net assets at beginning of year            96,453,130

Net assets at end of year               $ 107,034,437


See accompanying notes to financial statements.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998



                                                   The Putnam
                                                     Fund for
                                Fixed Income       Growth and
                                        Fund           Income

Employer contributions, net     $  1,908,051          740,145
Employee contributions             1,118,548        1,458,657
Fund transfers, net                 (158,255)        (160,724)
Other additions (deletions),
net                                      516            1,975

                                   2,868,860        2,040,053

Investment income:
Interest and dividends             1,408,324        2,846,437
Net appreciation
(depreciation)                             -          750,094

Net investment income              1,408,324        3,596,531

Benefit payments                   2,179,405        1,759,234
Administrative expenses               23,820           19,891

                                   2,203,225        1,779,125

Net increase (decrease)            2,073,959        3,857,459

Net assets at beginning
of year                           23,244,892       20,592,778

Net assets at end of year       $ 25,318,851       24,450,237

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)


                                        Harman
                                 International          George
                                   Industries,          Putnam
                                  Incorporated         Fund of
                                  Common Stock          Boston

Employer contributions, net        $   609,790         352,823
Employee contributions                 902,286         549,996
Fund transfers, net                 (2,369,447)       (375,037)
Other additions (deletions), net        (1,569)          2,367

                                      (858,940)        530,149

Investment income:
Interest and dividends                  38,394         670,868
Net appreciation
(depreciation)                          28,993         398,332

Net investment income                   67,387       1,069,200

Benefit payments                       844,398         509,823
Administrative expenses                 19,005           6,759

                                       863,403         516,582

Net increase (decrease)             (1,654,956)      1,082,767

Net assets at beginning
of year                              9,864,691       6,704,317

Net assets at end of year          $ 8,209,735       7,787,084

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)


                                      Putnam
                                   Investors            Putnam
                                        Fund      Voyager Fund

Employer contributions, net      $   160,188           677,330
Employee contributions               305,713         1,389,953
Fund transfers, net                  642,704           679,644
Other additions (deletions),
net                                      220             4,984

                                   1,108,825         2,751,911

Investment income:
Interest and dividends                82,511           873,919
Net appreciation
(depreciation)                       239,985         3,145,030

Net investment income                322,496         4,018,949

Benefit payments                      55,284         1,323,556
Administrative expenses                1,052            14,178

                                      56,336         1,337,734

Net increase (decrease)            1,374,985         5,433,126

Net assets at beginning
of year                              461,584        12,618,098

Net assets at end of year        $ 1,836,569        18,051,224

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)

                                                          Putnam
                                                     Diversified
                                         Putnam       Income and
                                       OTC Fund       Trust Fund

Employer contributions, net         $   182,360           62,084
Employee contributions                  308,562          100,876
Fund transfers, net                     278,534          136,358
Other additions (deletions), net              -                -

                                        769,456          299,318

Investment income:
Interest and dividends                       52           40,616
Net appreciation (depreciation)         156,349            2,099

Net investment income                   156,401           42,715

Benefit payments                         32,926           22,519
Administrative expenses                     979              681

                                         33,905           23,200

Net increase (decrease)                 891,952          318,833

Net assets at beginning
of year                                 343,791          353,809

Net assets at end of year           $ 1,235,743          672,642

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)



                                       Putnam        Putnam Asset
                                     Overseas          Allocation
                                  Growth Fund         Growth Fund

Employer contributions, net       $   109,675              30,962
Employee contributions                192,845              74,764
Fund transfers, net                   259,377             134,336
Other additions (deletions),
net                                       437                   -

                                      562,334             240,062

Investment income:
Interest and dividends                 37,050               1,372
Net appreciation
(depreciation)                         95,263               3,390

Net investment income                 132,313               4,762

Benefit payments                       33,885                 280
Administrative expenses                   774                  32

                                       34,659                 312

Net increase (decrease)               659,988             244,512

Net assets at beginning
of year                               423,585                   -

Net assets at end of year         $ 1,083,573             244,512

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)


                                                        Putnam Asset
                                   Putnam Asset           Allocation
                                     Allocation         Conservative
                                  Balanced Fund                 Fund

Employer contributions, net           $  13,013                6,460
Employee contributions                   11,511                5,215
Fund transfers, net                     118,893                6,908
Other additions (deletions),
net                                           -                    -

                                        143,417               18,583

Investment income:
Interest and dividends                      418                  635
Net appreciation
(depreciation)                            1,335                  (95)

Net investment income                     1,753                  540

Benefit payments                              -                    -
Administrative expenses                      47                    6

                                             47                    6

Net increase (decrease)                 145,123               19,117

Net assets at beginning of year               -                    -

Net assets at end of year             $ 145,123               19,117

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)


                                       Putnam
                                          New
                                Opportunities        Participant
                                         Fund          Loan Fund

Employer contributions, net       $   514,471                  -
Employee contributions              1,056,336                  -
Fund transfers, net                   806,709                  -
Other additions (deletions),
net                                     2,970            (16,652)

                                    2,380,486            (16,652)

Investment income:
Interest and dividends                118,928                845
Net appreciation
(depreciation)                      1,426,337                  -

Net investment income               1,545,265                845

Benefit payments                      701,720                  -
Administrative expenses                 5,506                  -

                                      707,226                  -

Net increase (decrease)             3,218,525            (15,807)

Net assets at beginning
of year                             4,174,359             21,643

Net assets at end of year         $ 7,392,884              5,836

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                     RETIREMENT SAVINGS PLAN
   Statement of Changes in Net Assets Available for Plan Benefits
                    Year ended June 26, 1998
                          (continued)



                                          Total

Employer contributions, net        $  5,367,352
Employee contributions                7,475,262
Fund transfers, net                           -
Other additions (deletions),
net                                      (4,752)

                                     12,837,862

Investment income:
Interest and dividends                6,120,369
Net appreciation (depreciation)       6,247,112

Net investment income                12,367,481

Benefit payments                      7,463,030
Administrative expenses                  92,730

                                      7,555,760

Net increase (decrease)              17,649,583

Net assets at beginning
of year                              78,803,547

Net assets at end of year          $ 96,453,130


See accompanying notes to financial statements.

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
            Notes to Financial Statements
               June 26, 1999 and 1998


(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

(b) Investments

Investments in guaranteed investment contracts (GIC) are reported at contract value. Contract value represents contributions plus interest at the contract rate, less funds used to pay withdrawals and administration expenses.

The Plan invests in mutual funds managed by Putnam Management Company, Inc. The investments in mutual funds are reported at fair value, which is based on quotations obtained from national securities exchanges.

The Plan also invests in shares of Harman International Industries, Incorporated (the Company) common stock. The fair value of the Company stock is determined based on quotations obtained from national securities exchanges.

The assets of the Participant Loan Fund represent loans to certain participants (note 2) and are carried at outstanding loan balance, which approximates fair value.

Securities transactions are recorded on the trade-date basis. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought, sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Investments are principally managed by the Plan's trustee, Putnam Fiduciary Trust Company.

(c) Administrative Expenses

Administrative expenses of the Plan are principally paid by the Plan.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
        Notes to Financial Statements (continued)
               June 26, 1999 and 1998



(2) Plan Description

The Plan agreement dated July 1, 1989 amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all eligible nonunion domestic employees of the Company. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are at least 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

Effective August 28, 1997, AMEK Technology Group, PLC and Oxford International, Ltd. were included as participating employers of the Plan. In the case of a participant who became an employee as a result of the AMEK acquisition, 500 hours of service were substituted for 1,000 hours of service for the Plan year ended June 26, 1998.

(a) Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company's Board of Directors. Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution. Total Company and pretax participant contributions may not exceed 15% of total participants' compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's compensation.

(b) Vesting

Participants are 100% vested in their salary deferral contribution, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
        Notes to Financial Statements (continued)
               June 26, 1999 and 1998


(c) Investment Options

Plan participants direct contributions in any increment in any of 13 investment options. The options consist of the Harman International Industries, Incorporated Common Stock, the Putnam Stable Value Fund, which is invested in high quality GIC and the following mutual funds:

The Putnam Fund for Growth and Income - Invests in common stocks with appreciation potential as well as current dividend payouts.

The George Putnam Fund of Boston - Invests in stock and bonds to balance current return with long-term growth potential.

The Putnam Investors Fund - Invests primarily in the stocks of well established companies that provide opportunity for growth over time.

The Putnam Voyager Fund - Invests primarily in the stocks of small, high growth companies with capital appreciation potential rather than those that pay current dividends.

The Putnam OTC Fund - Invests primarily in over-the-counter stocks of small to medium sized emerging growth companies.

The Putnam Diversified Income and Trust Fund - Invests in a combination of U.S. Government, high yield and international bonds.

The Putnam Overseas Growth Fund - Invests in a diversified portfolio of stocks of companies located outside North America.

The Putnam New Opportunities Fund - Invests primarily in the stocks of certain emerging industry groups that offer above-average long-term growth potential.

The Putnam Asset Allocation Growth Fund - Invests among different types of stock with some investments in bonds and money market funds.

The Putnam Asset Allocation Balanced Fund - Invests in stocks and bonds to balance between the relative stability of bonds and the fluctuation of stocks.

The Putnam Asset Allocation Conservative Fund - Invests in investment-grade bonds designed to reduce overall risk, while a portion remains in stocks to help investments stay ahead of inflation.

(d) Participant Account Balances

Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
        Notes to Financial Statements (continued)
               June 26, 1999 and 1998


(e) Participant Loans

The Plan does not allow for any participant loans.  The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

(f) Benefits

Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

(g) Forfeitures

Effective April 15, 1998, all distributions from the Plan shall commence as soon as practicable after the Participant's termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions. Forfeitures were $1,171,817 and $1,195,988 for the years ended June 26, 1999 and 1998, respectively.

Effective April 15, 1998, amounts provisionally forfeited will be restored, if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Effective June 27, 1997, the amount of a participant's account, which may be distributed without his or her consent, was raised to $5,000 from $3,500.

(3) Investments

Investments in any single entity which represent 5% or more of the fair value of net assets available for benefits at June 26, 1999 and 1998 are as follows:

Description                                          Fair value

1999:
The Putnam Fund for Growth and Income               $ 24,799,248
Putnam Voyager Fund                                   20,225,308
George Putnam Fund of Boston                           7,864,121
Putnam Stable Value Fund, which is invested
in contracts with various companies, maturity
dates ranging from January 15, 1999 through
December 15, 2003, and interest rates ranging
from 4.7% to 8.3%                                     27,355,861
Harman International Industries, Incorporated
common stock (165,474 shares)                          7,342,920
Putnam New Opportunities Fund                          8,509,696

      HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
        Notes to Financial Statements (continued)
               June 26, 1999 and 1998



Description                                          Fair value

1998:
The Putnam Fund for Growth and Income               $ 23,658,142
Putnam Voyager Fund                                   17,304,275
George Putnam Fund of Boston                           7,468,023
Putnam Stable Value Fund, which is invested
in contracts with various companies, maturity
dates ranging from March 28, 1996 through
May 1, 2001, and interest rates ranging from
4.4% to 8.4%                                          23,359,736
Harman International Industries, Incorporated
common stock (198,164 shares)                          7,654,103
Putnam New Opportunities Fund                          6,925,659

(4) Federal Income Taxes

On October 23, 1998, the Plan received an updated favorable determination letter from the Internal Revenue Service (IRS). Although the IRS did not address certain operational defects, these defects were corrected and a separate filing was made with the IRS under the Voluntary Compliance Resolution
(VCR) Program. The VCR filing was approved on November 8, 1999 and will enable the Plan to continue to constitute a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and the Trust will continue to be exempt from income tax under Section 501(a) of the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement
Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

(6) Commitments and Reconciliation to Form 5500

Included in net assets available for Plan benefits in the accompanying financial statements is $1,863,172 and $3,648,490 at June 26, 1999 and 1998, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company as of the end of the Plan year.
These amounts are shown as liabilities on the Form 5500, Annual Return/Report of Employee Benefit Plans, which is filed with the Internal Revenue Service as shown in the following reconciliation:

                                               1999           1998
Net assets per financial statements     $107,034,437     96,453,130
Benefits payable                          (1,863,172)    (3,648,490)
Rounding                                           -             -
Net assets per Form 5500                $105,171,265     92,804,640

                                             Schedule 1
                HARMAN INTERNATIONAL
              INDUSTRIES, INCORPORATED
              RETIREMENT SAVINGS PLAN
Line 27a - Schedule of Investments Held at End of Plan Year
                  June 26, 1999

                             Description of investment,
                             including maturity date,
Identity of issuer,          rate of interest, par or
borrower or similar party        maturity date             Cost       Current value
*Putnam Asset Allocation
Growth Fund                      25,295 units          $   335,986          358,689
* Putnam Asset Allocation
Balanced Fund                    16,614 units              197,116          202,690
* Putnam Asset Allocation
Conservative Fund                21,228 units              220,084          220,777
* Putnam Stable Value
Fund                       Invested in contracts
                             with various companies,
                             maturity dates ranging
                             from January 15, 1999
                             through December 15, 2003
                             and interest rates ranging
                             from 4.7% to 8.3%          27,355,861       27,355,861
* George Putnam
Fund of Boston                  424,170 units            7,065,449        7,864,121
* Putnam Voyager Fund           848,021 units           14,425,609       20,225,308
* The Putnam Fund for
  Growth and Income           1,137,580 units           19,884,181       24,799,248
* Putnam Investors Fund         219,090 units            2,932,206        3,380,553
* Putnam OTC Fund                88,831 units            1,437,394        1,615,843
* Putnam Diversified
  Income and Trust Fund          44,907 units              538,066          494,879
* Putnam Overseas
   Growth Fund                   72,517 units            1,317,784        1,561,282
* Harman International Industries,
Incorporated common stock       165,475 shares           5,888,249        7,342,920
* New Opportunities Fund        137,231 units            6,621,381        8,509,696
* Putnam Money Market Fund      293,664 units              293,664          293,664
 Participant loans              8.5% interest                    -              416


                                                       $88,513,030      104,225,947

*  Party in interest investment.


See accompanying independent auditors' report.

                                                     Schedule 2
                HARMAN INTERNATIONAL INDUSTRIES,
              INCORPORATED RETIREMENT SAVINGS PLAN
          Line 27d - Schedule of Reportable Transactions
                  Year ended June 26, 1999

                                                                      Expenses
                         Description of     Purchase      Selling    Incurred with
Description of asset      transactions       Price         Price      Transaction
The Putnam Fund for
   Growth and Income       Purchases       $5,378,679            -              -
                           Sales                    -    4,990,919              -
Putnam Voyager Fund        Purchases        5,133,199            -              -
                           Sales                    -    3,829,225              -
Putnam New
  Opportunities Fund       Purchases        3,445,849            -              -
                           Sales                    -    2,594,391              -
Harman International
  Industries, Incorporated
  common stock             Purchases        5,266,294            -              -
                           Sales                    -    7,000,057              -
Putnam Stable Value Fund   Purchases       13,037,749            -              -
                           Sales                    -    9,045,231              -



                HARMAN INTERNATIONAL INDUSTRIES,
              INCORPORATED RETIREMENT SAVINGS PLAN
          Line 27d - Schedule of Reportable Transactions
                  Year ended June 26, 1999

                                                         Current
                                                         value of
                         Description of     Cost of      asset on    Net gain or
Description of asset      transactions       Asset      trade date      (loss)
The Putnam Fund for
   Growth and Income       Purchases        5,378,679    5,378,679             -
                           Sales            4,357,538    4,990,919       633,381
Putnam Voyager Fund        Purchases        5,133,199    5,133,199             -
                           Sales            3,159,695    3,829,225       669,530
Putnam New
  Opportunities Fund       Purchases        3,445,849    3,445,849             -
                           Sales            2,250,363    2,594,391       344,028
Harman International
  Industries, Incorporated
  common stock             Purchases        5,266,294    5,266,294             -
                           Sales            6,568,284    7,000,057       431,773
Putnam Stable Value Fund   Purchases       13,037,749   13,037,749             -
                           Sales            9,045,231    9,045,231             -

